

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 3, 2008

Mr. Paul Mann
Director of Finance
Continental Minerals Corporation
Suite 1020, 800 West Pender Street
Vancouver, BC, Canada V6C 2V6

> **Re: Continental Minerals Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed July 16, 2007**
> **Response Letter Dated May 16, 2008**
> **File No. 0-013978**

Dear Mr. Mann:

We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for Fiscal Year Ended December 31, 2006

Financial Statements

General

1. We have considered your response to our prior comment. Your response indicates that restrictions regarding capital account items remain in effect in the Peoples Republic of China, as third party consent is required to repatriate these amounts.. As such, it continues to appear that the information required under Rule 5-04 of Regulation S-X may be necessary. Please refer to the guidance found in FRC § 213.02(a) & (b) and also the Schedule I guidance found in Rule 5-04 of Regulation S-X. Please contact us if you wish to discuss.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief